UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 6, 2025 titled “Arcos Dorados Enters Into New $200 Million Syndicated Revolving Credit Facility”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: October 6, 2025

Item 1

FOR IMMEDIATE RELEASE

Arcos Dorados Enters Into New $200 Million Syndicated Revolving Credit Facility

Montevideo, Uruguay, October 6, 2025 – Arcos Dorados Holdings Inc. and its subsidiary Arcos Dorados B.V. (collectively, “Arcos Dorados” or the “Company”) have entered into a new $200 million syndicated revolving credit facility (“RCF”).

The RCF replaces the Company’s existing revolving credit facilities, which totaled $75 million and were or will be terminated as part of the transaction. The RCF has a four-year maturity, beginning September 30, 2025, with an optional one-year extension, and an interest rate of SOFR + 210 basis points up to SOFR + 240 basis points. As of the date of this press release, the RCF remains undrawn.

“This transaction reinforces Arcos Dorados’ commitment to pursuing a solid financial strategy and reflects the continued trust and support of our long-standing banking partners,” said Mariano Tannenbaum, Executive Vice President and Chief Financial Officer of Arcos Dorados. “We plan to continue proactively managing our capital structure to ensure sustainable growth while leveraging our investment-grade credit rating, efficient treasury operations, and strong balance sheet to support our strategic initiatives, and ongoing operations,” he concluded.

The RCF was arranged by a syndicate of seven banks: JPMorgan Chase Bank, N.A. acted as Sole Lead Arranger and Sole Bookrunner; Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander (Brasil) S.A., Bank of America, N.A. and BNP Paribas acted as Mandated Lead Arrangers; and Banco de Crédito del Perú and FirstBank Puerto Rico acted as Lead Managers.

Davis Polk & Wardwell LLP acted as US legal counsel for Arcos Dorados. Milbank LLP acted as US legal counsel for the Sole Lead Arranger and Sole Bookrunner.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 21 Latin American and Caribbean countries and territories with more than 2,400 restaurants, operated or franchised by the Company or by its sub-franchisees, that together employ more than 100,000 people (as of 06/30/2025). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.